September 21, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mr. Jay Mumford

Senior Attorney

100 F Street NE

Mail Stop 3030

Washington, DC 20549

RE:	C&D Technologies, Inc.
Form 10-K for Fiscal Year Ended January 31, 2009
Filed on April 16, 2009
File No. 001-09389

Dear Mr. Mumford:

We are responding to your comment letter dated September 4, 2009 regarding the above referenced filing of C&D Technologies, Inc. Below is our response to the comment received. For convenience of reference, we have included the Commission’s numbered comment followed by the Company’s response in bold to that comment.

1.	We note your response to prior comment 1 that you will describe your customers that accounted for over 10% of your net sales if “the loss of such customers would be deemed to have a material adverse effect on you and your subsidiaries.” Further you disclose in note 9 on page F-34 of your Form 10-K that “[o]ne customer of the Company accounted for 17.4%, 14.3%, and 14.7% of the Company’s consolidated net sales for the years ended January 31, 2009, 2008 and 2007, respectively. It is unclear how you believe a loss of this customer would not have a material adverse effect on you and your subsidiaries. Please provide us your analysis or tell us when you will name this customer.

The Company acknowledges the Staff’s comment, and in future filings, we will name this customer or other customers that accounted for over 10% of our net sales as required by Item 101(c)(1)(vii) of Regulation S-K.

We trust that you will find the foregoing responsive to the Staff’s comment. If you have any further questions or comments, please direct your questions or comments to the undersigned at (215) 619-7835.

Sincerely,

/s/ Ian J Harvie
Ian J Harvie
Chief Financial Officer